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                                                               Exhibit (a)(5)(k)


[COMPANY LOGO]

                                                           FOR IMMEDIATE RELEASE


BROWN-FORMAN ANNOUNCES FINANCING COMMITMENTS


         LOUISVILLE, KY, February 26, 2003 - Brown-Forman Corporation announced today that it has entered into a 364-day Interim Credit Agreement that provides a $700 million revolving credit commitment from a syndicate of banks, including JPMorgan Chase Bank as administrative agent and Bank of America and Bank One as co-syndication agents.

         The Company plans to finance its pending "Dutch Auction" tender offer to purchase shares of its Class A common stock and Class B common stock through an upsized commercial paper program. The new credit facility is being used as support for the issuance of the commercial paper and is available to fund any share repurchases under the offer if sufficient financing through the commercial paper program is not available. The Company intends to replace all or part of interim borrowings made to finance the tender offer with longer term debt shortly after the closing of the tender offer, subject to market conditions.

         As a result, Brown-Forman has removed the financing condition from its pending tender offer. The Interim Credit Agreement and tender offer documents revised to remove the financing condition are being filed with the Securities and Exchange Commission as exhibits to the Schedule TO filed in connection with the tender offer. The documents may be obtained from the SEC's website or as detailed in the Offer to Purchase, Section 10, Additional Information. The Company announced the tender offer on February 3, 2003. It expires at midnight, New York City time, on March 4, 2003, unless extended.

         Brown-Forman Corporation is a diversified producer and marketer of fine quality consumer products, including Jack Daniel's, Southern Comfort, Finlandia Vodka, Canadian Mist, Fetzer and Bolla Wines, Korbel California Champagnes, Lenox, Dansk, and Gorham tableware and giftware and Hartmann Luggage.

For more information, contact Phil Lynch, Vice President, Director of Corporate Communications and Public Relations, at 502-774-7928.


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